<u>Mail Stop 4561</u>

December 2, 2008

Mr. R. Ramin Kamfar
Chief Executive Officer
Bluerock Enhanced Multifamily REIT, Inc.
680 5th Avenue, 16th Floor
New York, New York 10019

  Re: Bluerock Enhanced Multifamily REIT, Inc.
    Amendment No. 1 to Registration Statement on Form S-11
    Filed October 30, 2008
    File No. 333-153135

Dear Mr. Kamfar:

  We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with additional information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General</u>

1. We note your response to comment two of our letter dated September 19, 2008. Please note that we referred your response to the Office of Mergers & Acquisitions. After reviewing your response, we are of the view that your additional feature to the share repurchase program that there is no one-year holding period may be inconsistent with the relief previously granted by the Division of Corporation Finance in prior no-action letters. Please contact the Office of Mergers & Acquisitions in order to receive further clarification as to whether the program is consistent with the relief granted by the Division.

2.   We note your response to comment nine of our previous letter and your disclosure
        on page 11 that distributions could be paid from proceeds of this offering.
        Please address this point in your MD&A section.

3.   We note your disclosure on page 13 and elsewhere that your charter does not
        require your board of directors to pursue a liquidity event. Please include a risk
        factor that addresses this lack of liquidity and include this risk factor on the cover
        page and in the summary and risk factors sections.

4.   We note the disclosure throughout the prospectus regarding the company's
        "value-added residential" investment strategy. As disclosed on page 2, part of
        this strategy involves investing in properties that "offer a significant potential for
        short-term capital appreciation …." Please revise the prospectus, particularly the
        "Risk Factors" and "Investment Strategy, Objectives and Policies" sections, to
        discuss the effect that negative market conditions in the real estate industry may
        have upon your investment strategy.

Questions and Answers about this Offering, page iii

5.   We note that some of the revised disclosure in the questions and answers section
        duplicates disclosure in the prospectus summary section, e.g., disclosure
        regarding the experience of management. Please revise to remove duplicative
        disclosure.

Risk Factors, page 14

Risk Associated with Debt Financing, page 28

6.   We note that the subheadings of the first two risk factors in this subsection each
        discuss the risk of losing properties in foreclosure. However, the narratives of
        these risk factors do not discuss this risk. Please revise the narratives to discuss
        this specific risk.

Financial Statements and Notes

Report of Independent Registered Public Accounting Firm, page F-1

7.   The dates within the scope and opinion paragraph of the audit report contradict
        each other. Please revise accordingly and also confirm that the inception date
        throughout your document is consistent.

Note 3 – Related Party Transactions, page F-3

8.   Please expand your note disclosures to include significant terms related to the agreement with your advisor. Expanded disclosures should include information related to fees and compensation paid to certain affiliates as disclosed in other parts of your filing.

Exhibits

9.   In light of the changes to the amount of common stock that the company is registering with this registration statement, the company may need to revise its legality opinion to reflect these changes. Please revise or advise.

# # # #

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Wilson Lee at (202) 551-3468 or Cicely Lamothe at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact Kristina Aberg at (202) 551-3404 or me at (202) 551-3233 with any other questions.

Sincerely,

Tom Kluck
Legal Branch Chief

cc: James Sullivan, Esq.
        Alston & Bird LLP
        Via facsimile (212) 922-3942